200 Forge Way, Suite 205

Rockaway, NJ 07866

January 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re: electroCore, Inc.

Registration Statement on Form S-3

File No. 333-262223

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, electroCore, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare such Registration Statement effective as of 4:01 p.m. Eastern Time, on Tuesday, January 25, 2022, or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff of the Commission. The Company also requests that the Commission specifically confirm such effective date and time to confirm that event with our counsel, Dentons US LLP, by calling Mr. Ira Kotel at (212) 398-5787.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call the undersigned at (973) 302-9253 or Mr. Ira Kotel of Dentons US LLP at (212) 398-5787.

Very truly yours,

/s/ Brian Posner
Brian Posner Chief Financial Officer